Exhibit 99.1

News Release
www.srtelecom.com
Additional information:
Investors:	Media:
Marc Girard, Senior vice-president and CFO	Anna di Giorgio, Vice-president-Communications
(514) 335-2429, Ext. 4690	(514) 335-2429, Ext. 4605

SR TELECOM ANNOUNCES SALE OF CHILEAN SUBSIDIARY

MONTRÉAL (QUÉBEC)— February 1, 2007— SR Telecom (TSX: SRX), a leading vendor of licensed OFDM solutions for broadband access networks through its line of symmetryTM products, today announced the sale of its Chilean subsidiary, telecommunications service provider Comunicacion y Telefonia Rural (CTR), to integrated telecom service provider Chile.com. As part of this transaction, SR Telecom has been fully released from all of its obligations with respect to CTR, including liabilities in respect of loans to CTR amounting to approximately US$29 million. While the transaction does not produce net cash proceeds, it significantly improves SR Telecom’s balance sheet and is another important step in the Company’s plan to strengthen its financial position and focus on its WiMAX strategy.

“We are very pleased to complete this transaction, which accomplishes one of our stated objectives while providing a continuity of service for CTR’s customers,” said Serge Fortin, SR Telecom’s President and Chief Executive Officer. “While CTR has become a steady performer, it was clearly not a core asset for SR Telecom. Selling CTR enables us to further streamline our balance sheet, simplify our financial structure and, most importantly, focus on our WiMAX business.”

Over the last several months, SR Telecom has moved aggressively to transform into an organization that creates value for shareholders, employees, partners and customers. The Company recently announced substantial progress in its restructuring initiatives and solidified its financial footing with support from its shareholders. SR Telecom remains committed to the high-growth global WiMAX market, where it expects to play an important role as the market develops.

About Chile.com
Chile.com is an integrated telecom, Internet hosting, long distance and e-Business service provider. It has operations in Chile, Peru, Brazil, Colombia and Miami (USA) and is headquartered in Santiago, Chile. Chile.com began its operations seven years ago and has become one of Chile’s most successful companies.

About SR Telecom
SR Telecom (TSX: SRX) is a recognized global leader in delivering innovative broadband wireless access (BWA) solutions that enable service providers to efficiently deploy quality voice, Internet and next-generation services in urban, suburban and remote areas. A technological pioneer with more than 25 years of experience in wireless networking, SR Telecom is the only BWA vendor with extensive real-world expertise in deploying the advanced features of the WiMAX standard. It actively promotes standards-based BWA networking through its role as a principal member of the WiMAX Forum.

With its primary offices in Montréal, Mexico City and Bangkok, SR Telecom is an agile, customer-focused organization with a proven track record. SR Telecom’s products are currently deployed in more than 120 countries worldwide. For more information, visit www.srtelecom.com.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

FORWARD-LOOKING STATEMENTS

Certain information in this news release, in various filings with Canadian and US regulators, in reports to shareholders and in other communications, is forward-looking within the meaning of certain securities laws, and is subject to important risks, uncertainties and assumptions. This forward-looking information includes, among others, information with respect to the Company’s objectives and the strategies to achieve those objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan”, “target” and similar words and expressions are used to identify forward-looking information. The forward-looking information in this news release describes the Company’s expectations as of February 1, 2007.

The results or events predicted in such forward-looking information may differ materially from actual results or events. When relying on the Company’s forward-looking information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. In making the forward-looking information contained in this news release, the Company does not assume any significant acquisitions, dispositions or one-time items. It does assume, however, the renewal of certain customer contracts. The Company has assumed a certain progression, which may not be realized. It has also assumed that the material factors referred to in the previous paragraph will not result in such forward-looking information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. For additional information with respect to certain of these and other factors, refer to the risks and uncertainties disclosed in the Company’s 2005 Annual Report and to its 2005 Annual Information Form (risks and uncertainties) filed with Canadian and US regulators.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS EXPECTATIONS OF SR TELECOM AS OF FEBRUARY 1, 2007 AND, ACCORDINGLY, IS SUBJECT TO CHANGE. HOWEVER, SR TELECOM EXPRESSLY DISCLAIMS ANY INTENTION OR OBLIGATION TO REVISE ANY FORWARD-LOOKING INFORMATION, WHETHER AS A RESULT OF NEW INFORMATION, EVENTS OR OTHERWISE, EXCEPT AS REQUIRED BY APPLICABLE LAW.

SR TELECOM, symmetry, symmetryONE and symmetryMX are trademarks of SR Telecom Inc. All rights reserved 2007. All other trademarks are property of their owners.

SR Telecom Inc., 8150 Trans-Canada Highway, Montréal (Québec) H4S 1M5
Telephone (514) 335-2429 Facsimile (514) 334-7783

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